Exhibit 12.1

American Media, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal Quarter Ended June 30,		Fiscal Year Ended March 31,
	2012	2011	2012	2011	2010	2009	2008
Earnings:
Income (loss) before income taxes	$(2,222)	(953)	$4,784	$40	$26,483	$(216,736)	$(57,925)
add: Fixed charges from below	14,982	15,332	60,007	59,748	54,494	95,100	109,968

Total earnings (loss)	$12,760	$14,379	$64,791	$59,788	$80,977	$(121,636)	$52,043

Fixed charges:
Interest expense	14,641	14,799	58,423	56,531	50,601	85,251	99,042
Amortization of debt costs	341	533	1,584	3,217	3,893	9,849	10,926

Total fixed charges	$14,982	$15,332	$60,007	$59,748	$54,494	$95,100	$109,968

Ratio of earnings to fixed charges	— x	— x	1.1x	1.0x	1.5x	— x	— x

Coverage deficiency	$2,222	953	n/a	n/a	n/a	$216,736	$57,925

The ratio of earnings to fixed charges is determined by dividing earnings by fixed charges. Earnings consists of income (loss) before income taxes plus fixed charges. Fixed charges consists of interest expense and amortization of debt costs.